EXHIBIT 99.1

Statoil ASA: Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 August 2017 for use in the group's Share Saving Plan have on 18 August 2017 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,232,797 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.